Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Press release

Rio Tinto notes BHP Billiton’s pre-conditional offer
6 February 2008
Rio Tinto notes the announcement by BHP Billiton of its intention to make offers to acquire the whole of the issued share capital of Rio Tinto Limited at an exchange ratio of 3.4 BHP Billiton Limited shares per Rio Tinto Limited share and the whole of the issued share capital of Rio Tinto plc at an exchange ratio of 3.4 BHP Billiton shares per Rio Tinto plc share, consisting of 80% BHP Billiton plc shares and 20% BHP Billiton Limited shares.
The offers are subject to pre-conditions relating to merger control and regulatory approvals in a number of jurisdictions.
Rio Tinto’s chairman Paul Skinner said: “The Boards of Rio Tinto will consider the terms of the proposal carefully in the light of all circumstances and will make a further statement once they have completed this assessment. In the meantime, the Boards encourage shareholders not to take any action.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
A further announcement will be made as and when appropriate. There can be no certainty that any offer will be made nor as to the terms on which any offer may be made.
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website..
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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For further information, please contact:

Media Relations, Australia	Media Relations, London

Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 8080 1306
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Ian Head	Nick Cobban
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Media Relations, Americas

Nancy Ives
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Investor Relations, Australia	Investor Relations, London

Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com
Website:www.riotinto.com
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